SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts biodiesel marketing process for 2008

(Rio de Janeiro, December 13, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that PETROBRAS and its Alberto Pasqualini Refinery (REFAP) subsidiary, located in Canoas (RS), will start marketing 380 million liters of biodiesel to Brazilian diesel distributors. This process will lead to the actual introduction of this renewable fuel in the Brazilian energy matrix, as determined by the National Biodiesel Production and Use Program.

Yesterday (12/12), electronic sales were made for the REFAP coverage areas, in the state of Rio Grande do Sul, and for the Midwestern and Northern Regions, where PETROBRAS performs. Thus far, the distributors have acquired 157 million liters, 97% of the volume offered in these areas and adding up to some R$300 million in negotiations. Auctions are scheduled for today aimed at companies located in Southeastern and Northeastern Brazil, for a total volume of 152 million liters of biodiesel.

Pursuant to Law # 11.097, dated 01.13.2005, as of January 1 2008, all of the diesel fuel marketed in Brazil must contain 2 % biodiesel.

The biodiesel that is being sold was acquired by REFAP and PETROBRAS in the National Petroleum Agency (NPA) actions held last November 13 and 14 to supply the demand foreseen for the first half of 2008.

PETROBRAS and REFAP are selling biodiesel to all Brazilian diesel distributors, pursuant to the Biodiesel regulatory mark, via its PETRONECT subsidiary, which provides material and service marketing services to Petrobras System’s companies via a single Web-based electronic negotiation portal.

In order to comply with the above-mentioned legislation, a study was carried out to optimize biodiesel distribution logistics among Brazil’s diesel fuel distributors. The study analyzed the supply of the 15 biodiesel-producing units that won the two most recent biodiesel acquisition auctions, held last November, to attend to the 2% biodiesel addition to diesel fuel in a transparent, isonomic manner to all public and private agents.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.